December 15, 2006

Via U.S. Mail and Facsimile (313-322-0360)

Mr. Donat R. Leclair, Jr.
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

Re:	Ford Motor Company
	Form 10-K for the year ended December 31, 2005
      Filed March 1, 2006
      Response Letters filed July 18, 2006 and August 16, 2006
	File No. 001-03950

Dear Mr. Leclair:

      We have reviewed your letters to the staff dated July 18,
2006
and August 16, 2006 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the representation in your letter to the staff dated August 16, 2006, that the bulk of the Land Rover vehicles sold into
Sudan through the distributor referenced in your response are sold to the Ministry of Interior. We are aware of published reports alleging links between Sudan`s Ministry of Interior and activities of the Janjaweed militia in Darfur. We also are aware of published reports that the Janjaweed and Sudanese military forces use machine-gun mounted Land Rovers in Darfur. Please expand the materiality analysis provided in your prior responses to the staff regarding contacts with Sudan to address for us the potential impact on your reputation and share value of reports indicating that vehicles manufactured by your subsidiary are used by the Janjaweed and government forces in incursions against the civilian population in Darfur.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance

		David Humphrey
		Accounting Branch Chief
		Division of Corporation Finance


Donat R. Leclair, Jr.
Ford Motor Company
December 15, 2006
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